British Columbia Securities Commission
QUARTERLY REPORT
FORM 51-901F

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT

Avino Silver & Gold Mines Ltd.			July 31, 2003	September 29, 2003

ISSUER ADDRESS:

Suite 400, 455 Granville Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.

Vancouver,	B.C.	V6C 1T1	(604) 682-3600	(604) 682-3701

CONTACT PERSON		CONTACT’S POSITION		CONTACT TELEPHONE NO.

Andrea Regnier		Accountant & Secretary		(604) 682-3701

E-MAIL ADDRESS:			WEB SITE ADDRESS

dawnpacific@telus.net			www.avino.com

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR’S SIGNATURE	DATE SIGNED

Signed:

“Louis Wolfin”	03/09/29

DIRECTOR’S SIGNATURE	DATE SIGNED

Signed:

“David Wolfin”	03/09/29

SECURITIES ISSUED DURING THE QUARTER ENDED JULY 31, 2003

			Number of shares			Type of
Date YY/MM/DD	Type of Issue	Description	issued	Price per share	Proceeds $	consideration
03/04/25	Common	Exercise of Options	50,000	$0.58	$29,000	Cash

OPTIONS GRANTED DURING THE QUARTER ENDED JULY 31, 2003

Date of Grant
YY/MM/DD	Number	Type	Description/ name	Exercise price	Expiry date
Nil

OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING
AT JULY 31, 2003

		Exercise or
		convertible price
Security	Amount	per share	Expiry Date YY/MM/DD
Options	396,000	$0.58	07/10/23

LIST OF DIRECTORS AND OFFICERS AS AT JULY 31, 2003

Ernest Calvert, Director	Michael Baybak, Director

William Glasier, Director	Louis Wolfin, President and Director

David Wolfin, Director	Andrea Regnier, Secretary

William Kocken, Director

SCHEDULE “B”
BRITISH COLUMBIA SECURITIES COMMISSION
FORM 51-901F QUARTERLY REPORT

MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended July 31, 2003

Description of Business

The Company’s principal business activities are exploration and development of mineral properties. The Company is continually investigating new exploration opportunities, and mineral exploration is carried out on properties identified by management as having favorable exploration potential. The focus for the quarter has been on the Aumax property located in the Lillooet Mining Division of British Columbia.

Results of Operations

The Company reports a net loss of Cdn $64,596 or $0.01 per share, for the quarter ended July 31, 2003, compared to a net loss of $37,166 or $0.01 per share for the preceding quarter . The Company had no operating revenues.

There were no write-downs or write-off during the quarter. Corporate and administrative expenses increased during this quarter by $27,366 or 73% when compared to the preceding quarter. The Company incurred $11,618 in miscellaneous property investigation and $4,320 in travel expenses visiting the property. Transfer agent and listings fees have increased by $8,791 as a result of the increase in financing activities this quarter.

Current events

The Company has been focusing its efforts on the silver mine in Mexico. Negotiations have been on-going with the shareholders of Cia Minera to purchase their interest which would result in the Company holding 100% interest in the Mine and properties. The Company has also been preparing an exploration plan for the Aumax property in British Columbia. Subsequent to the quarter the Company raised funds through a flow-through private placement to conduct an exploration program on the property.

Related Party Transactions

Under a Management Consulting Agreement dated August 1, 1997 between the Company and Frobisher Securities Inc.(“Frobisher”) a private company controlled by the President of the Company, the Company pays Frobisher a remuneration of $2,500 per month plus out of pocket expenses.

The Company has a contract with Oniva International Services Corp. (“Oniva”) a private company owned by Avino and three other affiliated company’s, and controlled by two directors of the Company, whereby Oniva provides certain administrative and exploration services to Avino.

The Company intends to settle these debts by the issuance of common shares.

Liquidity and Capital Resources

At this time, the Company has no operating revenues, and does not anticipate any operating revenues until the Company is able to find, acquire, place in production and operate a profitable mining property.

MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended July 31, 2003

Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations. The Company has a working capital of $164,423 at July 31, 2003. Although the Company is planning to settlement a large portion of debt with shares, the Company will need to re-finance in order to maintain operations.

Contingent liabilities

On August 31, 1995, the Company, together with Bralorne-Pioneer Gold Mines Ltd., (“Joint Venture”) completed a joint offering of 2,000 Mortgage Bond units. Each unit consisted of one
U.S. $1,000 face value debenture and 100 common shares of the Company. The debentures bear interest at 7% payable annually, and mature and are due on October 25, 2003. The debentures are not redeemable prior to maturity date. The debentures are secured by a first charge over the Company’s interest in the Bralorne Mine and Loco property. Although the Company has assigned its interest in the Property to Bralorne and Bralorne has assumed the Company’s liability under the Bonds, the Company could be subject to liability under the debentures.

Risks

Mineral exploration and development involve a high degree of risk and few properties are ultimately developed into producing mines. There is no assurance that the Company’s future exploration and development activities will result in any discoveries of commercial bodies of ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable.

The market price of metals is highly speculative and volatile. Instability in metal prices may affect the interest in mining properties and the development of and production from such properties.

Competition

The mining industry in which the Company is engaged is in general, highly competitive. Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company. The Company competes with other mining companies in connection with the acquisition of gold and other precious metal properties. In general, properties with a higher grade of recoverable mineral and/or which are more readily minable afford the owners a competitive advantage in that the cost of production of the final mineral product is lower. Thus, a degree of competition exists between those engaged in the mining industry to acquire the most valuable properties. As a result, the Company may eventually be unable to acquire attractive mining properties.